Exhibit 99.1

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and six-month period ended June 30, 2025 and 2024

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Notes	2025	2024	2025	2024
Revenue	4	476,813	416,248	910,266	880,438
Cost of services	5	(310,902)	(286,074)	(592,679)	(572,421)
Gross profit		165,911	130,174	317,587	308,017
Selling, general and administrative expenses	6	(53,253)	(43,779)	(106,067)	(90,609)
Other operating income	7	6,959	7,465	13,560	14,219
Other operating expenses		(2,278)	(994)	(7,097)	(3,882)
Operating income		117,339	92,866	217,983	227,745
Share of loss in associates		(671)	(47)	(1,161)	(264)
Income before financial results and income tax		116,668	92,819	216,822	227,481
Financial income	8	18,089	17,566	28,646	37,820
Financial loss	8	(71,525)	(8,707)	(113,715)	171,396
Inflation adjustment	8	(1,676)	(1,572)	(5,030)	(16,817)
Income before income tax		61,556	100,106	126,723	419,880
Income tax	9	(10,072)	(45,629)	(40,843)	(172,104)
Income for the period		51,484	54,477	85,880	247,776
Attributable to:
Owners of the parent		49,341	50,226	88,586	219,900
Non-controlling interests		2,143	4,251	(2,706)	27,876
		51,484	54,477	85,880	247,776
Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.30	0.31	0.55	1.37
Diluted earnings per share		0.30	0.31	0.55	1.36

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Income for the period	51,484	54,477	85,880	247,776

Items that will not be reclassified to loss or profit:
Remeasurements of defined benefit obligations	92	14	121	91
Items that may be reclassified to profit or loss:
Changes in the fair value of the instruments used to/from hedge cash flows	(942)	-	230	-
Income tax impact of the instruments used to/from hedge cash flows	631	-	(55)	-
Share of other comprehensive income from associates	45	1	76	30
Currency translation adjustment	(49,476)	141,400	(23,352)	384,600
Other comprehensive (loss)/income for the period, net of income tax	(49,650)	141,415	(22,980)	384,721
Total comprehensive income for the period	1,834	195,892	62,900	632,497
Attributable to:
Owners of the parent	9,187	157,399	77,400	529,058
Non-controlling interests	(7,353)	38,493	(14,500)	103,439
	1,834	195,892	62,900	632,497

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At June 30, 2025	At December 31, 2024
ASSETS
Non-current assets
Intangible assets, net	10	3,211,904	3,155,448
Property, plant and equipment, net		83,155	77,801
Right-of-use asset		9,249	9,921
Investments in associates		10,462	11,746
Other financial assets at fair value through profit or loss		5,035	4,237
Other financial assets at amortized cost		94,033	84,618
Deferred tax assets		13,588	13,372
Inventories		315	314
Other receivables		65,371	58,461
Trade receivables		11	18
		3,493,123	3,415,936
Current assets
Inventories		11,138	11,410
Other financial assets at fair value through profit or loss		3,437	3,129
Other financial assets at amortized cost		94,999	82,923
Other receivables		59,078	63,156
Current tax assets		6,408	7,366
Trade receivables		169,888	157,546
Cash and cash equivalents	11	496,808	439,847
		841,756	765,377
Assets classified as held for sale		137	137
		841,893	765,514
Total assets		4,335,016	4,181,450

EQUITY	14
Share capital		165,219	163,223
Share premium		221,434	183,430
Treasury shares		(4,094)	(4,094)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(127,750)	(116,471)
Legal reserves		10,017	7,419
Other reserves		(1,335,038)	(1,319,682)
Retained earnings		804,499	718,511
Total attributable to owners of the parent		1,471,225	1,369,274
Non-controlling interests		100,514	148,686
Total equity		1,571,739	1,517,960

LIABILITIES
Non-current liabilities
Borrowings	12	1,035,018	1,042,704
Derivative financial instruments liabilities		3,492	3,351
Deferred tax liabilities		407,480	383,369
Other liabilities	13	742,396	621,412
Lease liabilities		6,238	7,010
Trade payables		1,811	1,914
		2,196,435	2,059,760
Current liabilities
Borrowings	12	104,660	115,367
Other liabilities	13	325,292	348,586
Lease liabilities		3,864	3,707
Current tax liabilities		12,136	15,307
Trade payables		120,890	120,763
		566,842	603,730
Total liabilities		2,763,277	2,663,490
Total equity and liabilities		4,335,016	4,181,450

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2025	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(116,471)	(1,319,682)	718,511	1,369,274	148,686	1,517,960
Income for the period	-	-	-	-	-	-	-	-	88,586	88,586	(2,706)	85,880
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	(11,279)	93	-	(11,186)	(11,794)	(22,980)
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	405	-	405	-	405
Transfer to legal reserve (Note 15.c)	-	-	-	-	-	2,598	-	-	(2,598)	-	-	-
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(9,525)	(9,525)
Acquisition of non-controlling interests through issuance of shares (Note 14.a, 14.c and 14.d)	1,996	38,004	-	-	-	-	-	(15,854)	-	24,146	(24,146)	-
Other changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Balance at June 30, 2025	165,219	221,434	(4,094)	378,910	1,358,028	10,017	(127,750)	(1,335,038)	804,499	1,471,225	100,514	1,571,739

Balance at January 1, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Income for the period	-	-	-	-	-	-	-	-	219,900	219,900	27,876	247,776
Other comprehensive income for the period	-	-	-	-	-	-	309,117	41	-	309,158	75,563	384,721
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	321	-	321	-	321
Transfer to legal reserve	-	-	-	-	-	3,743	-	-	(3,743)	-	-	-
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(6,580)	(6,580)
Other changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(8)	(8)
Balance at June 30, 2024	163,223	183,430	(4,322)	378,910	1,358,028	7,419	(173,735)	(1,313,526)	654,932	1,254,359	175,780	1,430,139

(1)  Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the six-month period ended June 30,
	Notes	2025	2024
Cash flows from operating activities
Income for the period from continuing operations		85,880	247,776
Adjustments for:
Amortization and depreciation		116,762	96,205
Deferred income tax	9	20,229	158,866
Current income tax	9	20,614	13,238
Share of loss in associates		1,161	264
Loss on disposals of property, plant and equipment		620	262
Low value, short term and variable lease payments		(1,095)	(550)
Share based compensation expenses		405	321
Interest expenses	8	45,474	54,237
Other financial results, net		(9,006)	(8,001)
Net foreign exchange	8	10,670	(279,208)
Government subsidies per Covid-19 context	7	(720)	-
Other accruals		(31)	(1,626)
Inflation adjustment		(7,269)	9,097
Acquisition of intangible assets		(78,594)	(94,519)
Income tax paid		(21,469)	(23,646)
Collection due to concession compensation (*)		-	90,609
Unpaid concession fees		34,090	32,990
Changes in liability for concessions	8	46,532	47,585
Changes in working capital	17	(68,760)	(85,013)
Net cash provided by operating activities		195,493	258,887

Cash flows from investing activities
Cash contribution in associates		(75)	(45)
Acquisition of other financial assets		(83,122)	(93,308)
Disposals of other financial assets		62,366	63,600
Acquisition of property, plant and equipment		(6,197)	(4,654)
Acquisition of intangible assets		(550)	(568)
Proceeds from property, plant and equipment		92	15
Other		2,565	4,248
Net cash used in investing activities		(24,921)	(30,712)

Cash flows from financing activities
Loans obtained	12	11,421	141,231
Guarantee deposits		121	1,804
Principal elements of lease payments		(2,002)	(2,250)
Loans repaid	12	(59,080)	(218,429)
Interest paid	12	(48,730)	(50,779)
Debt renegotiation expenses	12	(193)	(1,900)
Dividends paid to non-controlling interests in subsidiaries		(20,982)	(6,580)
Net cash used in financing activities		(119,445)	(136,903)
Increase in cash and cash equivalents from continuing operations		51,127	91,272

Movements in cash and cash equivalents
At the beginning of the period		439,847	369,848
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		5,834	(21,707)
Increase in cash and cash equivalents from continuing operations		51,127	91,272
At the end of the period	11	496,808	439,413

(*) Corresponds to the net indemnification collected regarding the re-bidding of the International Airport of São Gonçalo do Amarante (Natal Airport) detailed in Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2024.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Financial risk factors
20	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1	General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2024. Additionally, on May 28, 2025, CAAP entered into a transaction agreement whereby: (i) Dicasa S.A., a wholly-owned subsidiary of CAAP, acquired shares representing 25% of the capital interest in Corporación América Italia S.p.A. (“CAI”) and (ii) as consideration of the acquisition, CAAP delivered 1,996,439 newly issued shares to the seller (the “CAAP Shares”). Therefore, as of June 30, 2025, CAAP indirectly owns 100% of CAI and 62.28% of Toscana Aeroporti S.p.A. (“TA”).

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on August 20, 2025.

2	Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2024. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS.

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2024.

Assets and liabilities are classified as current if settlement is expected within twelve months.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2024.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency. The estimated price index as of June 30, 2025, was 8,871.35 (7,694.01 as of December 31, 2024) and the conversion factor derived from the indexes for the six-month period ended June 30, 2025, was 1.15 (1.81 for the six-month period ended June 30, 2024).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive (loss)/income for the period line.

All items in the Condensed Consolidated Interim Statement of Income and of Comprehensive Income for the six-month period are restated by applying the relevant conversion factors at the end of the reporting period, as stated in Note 2.X of the Consolidated Financial Statements as of December 31, 2024. According to IAS 29, the three-month period results shown in these Condensed Consolidated Interim Financial Statements have been prepared considering the three-month period results of the subsidiaries in hyperinflationary economies in their functional currency translated into U.S dollars at the closing exchange rate, while prior reported quarterly Condensed Consolidated Interim Statement of Income and of Comprehensive Income in U.S. dollars remain unchanged.

New and amended standards

The following accounting standards and interpretations became applicable for the annual period commencing on or after January 1, 2025:

- Lack of exchangeability – Amendments to IAS 21.

The amendment listed above did not have any material impact on these Condensed Consolidated Interim Financial Statements.

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but the application are not mandatory for reporting periods ending December 31, 2025 and have not been early adopted by the Group:

- Presentation and Disclosures in Financial Statements – IFRS 18.

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7.

The Group is currently assessing the impact these standards, amendments or interpretations will have on the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within “Unallocated” in the reconciliation, which also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in “Intrasegment Adjustments” within the reconciliation.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2024, and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax, depreciation and amortization for such segments. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended June 30, 2025
Aeronautical revenue (*)	125,012	10,424	20,110	25,007	19,838	22,519	222,910
Non-aeronautical revenue (*)
Commercial revenue	107,016	17,237	21,061	43,936	7,433	14,905	211,588
Construction service revenue	23,931	-	8,622	3,855	-	5,211	41,619
Other revenue	-	-	3	-	-	3,112	3,115
Revenue	255,959	27,661	49,796	72,798	27,271	45,747	479,232
Salaries and social security contributions	(42,151)	(5,789)	(8,896)	(5,564)	(3,090)	(8,166)	(73,656)
Concession fees	(33,765)	(5,310)	(5,729)	-	(8,875)	(2,880)	(56,559)
Construction service cost	(23,865)	-	(8,622)	(3,749)	-	(2,050)	(38,286)
Maintenance expense	(34,726)	(1,315)	(4,664)	(1,480)	(1,890)	(3,371)	(47,446)
Amortization and depreciation	(35,922)	(2,711)	(2,667)	(5,604)	(1,845)	(2,804)	(51,553)
Cost of fuel	-	(66)	(672)	(27,265)	-	-	(28,003)
Other operational expenditures	(32,918)	(4,814)	(5,703)	(4,865)	(5,479)	(12,977)	(66,756)
Operational expenditure	(203,347)	(20,005)	(36,953)	(48,527)	(21,179)	(32,248)	(362,259)
Other operating income	5,789	799	85	36	3	247	6,959
Other operating expenses	(1,611)	-	(105)	(556)	(6)	-	(2,278)
Operating income	56,790	8,455	12,823	23,751	6,089	13,746	121,654
Share of income / (loss) in associates	-	-	-	-	-	10	10
Amortization and depreciation	35,922	2,711	2,667	5,604	1,845	2,804	51,553
Adjusted Ebitda	92,712	11,166	15,490	29,355	7,934	16,560	173,217
Construction services revenue	(23,931)	-	(8,622)	(3,855)	-	(5,211)	(41,619)
Construction services cost	23,865	-	8,622	3,749	-	2,050	38,286
Adjusted Ebitda excluding Construction Services	92,646	11,166	15,490	29,249	7,934	13,399	169,884

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended June 30, 2024
Aeronautical revenue (*)	103,590	9,516	18,098	21,821	20,282	20,386	193,693
Non-aeronautical revenue (*)
Commercial revenue	84,133	17,115	17,908	34,924	6,764	12,623	173,467
Construction service revenue	37,070	204	8,948	2,565	75	1,280	50,142
Other revenue	-	-	4	-	-	999	1,003
Revenue	224,793	26,835	44,958	59,310	27,121	35,288	418,305
Salaries and social security contributions	(37,581)	(5,823)	(8,150)	(5,164)	(3,269)	(7,074)	(67,061)
Concession fees	(27,238)	(5,467)	(5,129)	-	(9,119)	(2,503)	(49,456)
Construction service cost	(37,014)	(204)	(8,948)	(2,490)	(75)	(1,188)	(49,919)
Maintenance expense	(31,199)	(1,201)	(4,270)	(1,453)	(984)	(3,116)	(42,223)
Amortization and depreciation	(25,615)	(2,785)	(2,393)	(5,358)	(1,781)	(2,657)	(40,589)
Cost of fuel	-	(67)	(723)	(21,934)	-	-	(22,724)
Other operational expenditures	(26,752)	(5,266)	(5,453)	(3,522)	(5,532)	(8,524)	(55,049)
Operational expenditure	(185,399)	(20,813)	(35,066)	(39,921)	(20,760)	(25,062)	(327,021)
Other operating income	4,569	2,595	-	37	25	188	7,414
Other operating expenses	(587)	(31)	(100)	(271)	(5)	-	(994)
Operating income	43,376	8,586	9,792	19,155	6,381	10,414	97,704
Share of loss in associates	-	-	-	-	-	184	184
Amortization and depreciation	25,615	2,785	2,393	5,358	1,781	2,657	40,589
Adjusted Ebitda	68,991	11,371	12,185	24,513	8,162	13,255	138,477
Construction services revenue	(37,070)	(204)	(8,948)	(2,565)	(75)	(1,280)	(50,142)
Construction services cost	37,014	204	8,948	2,490	75	1,188	49,919
Adjusted Ebitda excluding Construction Services	68,935	11,371	12,185	24,438	8,162	13,163	138,254

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the six-month period ended June 30, 2025
Aeronautical revenue (*)	269,422	19,670	45,922	42,428	39,764	34,255	451,461
Non-aeronautical revenue (*)
Commercial revenue	197,916	32,982	44,284	73,722	14,747	23,676	387,327
Construction service revenue	43,070	184	13,157	4,752	-	10,282	71,445
Other revenue	-	-	14	-	-	4,611	4,625
Revenue	510,408	52,836	103,377	120,902	54,511	72,824	914,858
Salaries and social security contributions	(87,956)	(10,503)	(16,492)	(11,269)	(6,277)	(15,179)	(147,676)
Concession fees	(68,183)	(10,539)	(11,705)	-	(17,793)	(4,408)	(112,628)
Construction service cost	(42,930)	(184)	(13,157)	(4,619)	-	(4,993)	(65,883)
Maintenance expense	(67,981)	(2,353)	(10,036)	(2,929)	(3,544)	(6,665)	(93,508)
Amortization and depreciation	(70,049)	(5,409)	(5,500)	(11,085)	(3,664)	(5,400)	(101,107)
Cost of fuel	-	(130)	(1,898)	(44,300)	-	-	(46,328)
Other operational expenditures	(62,476)	(9,288)	(11,886)	(9,306)	(10,855)	(21,761)	(125,572)
Operational expenditure	(399,575)	(38,406)	(70,674)	(83,508)	(42,133)	(58,406)	(692,702)
Other operating income	11,990	914	242	151	3	260	13,560
Other operating expenses	(5,789)	(5)	(166)	(1,126)	(11)	-	(7,097)
Operating income	117,034	15,339	32,779	36,419	12,370	14,678	228,619
Share of income / (loss) in associates	-	-	-	-	-	10	10
Amortization and depreciation	70,049	5,409	5,500	11,085	3,664	5,400	101,107
Adjusted Ebitda	187,083	20,748	38,279	47,504	16,034	20,088	329,736
Construction services revenue	(43,070)	(184)	(13,157)	(4,752)	-	(10,282)	(71,445)
Construction services cost	42,930	184	13,157	4,619	-	4,993	65,883
Adjusted Ebitda excluding Construction Services	186,943	20,748	38,279	47,371	16,034	14,799	324,174

June 30, 2025
Current assets	270,731	89,926	46,498	64,664	41,364	74,260	587,443
Non-current assets	1,936,063	508,208	239,256	212,261	44,810	292,213	3,232,811
Capital Expenditure	43,207	924	17,692	6,944	727	12,441	81,935
Current liabilities	186,232	207,225	44,019	51,726	28,554	82,874	600,630
Non-current liabilities	830,291	837,908	54,829	135	4,544	151,807	1,879,514

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the six-month period ended June 30, 2024
Aeronautical revenue (*)	255,597	20,291	43,343	40,178	40,119	32,246	431,774
Non-aeronautical revenue (*)
Commercial revenue	180,777	34,855	39,281	64,699	13,584	20,971	354,167
Construction service revenue	74,636	517	14,935	2,902	75	2,489	95,554
Other revenue	-	-	6	-	-	2,216	2,222
Revenue	511,010	55,663	97,565	107,779	53,778	57,922	883,717
Salaries and social security contributions	(83,761)	(12,299)	(15,531)	(9,989)	(6,686)	(14,200)	(142,466)
Concession fees	(63,810)	(11,335)	(10,579)	-	(18,042)	(3,930)	(107,696)
Construction service cost	(74,511)	(517)	(14,935)	(2,817)	(75)	(1,717)	(94,572)
Maintenance expense	(55,222)	(2,685)	(8,343)	(3,013)	(1,904)	(5,897)	(77,064)
Amortization and depreciation	(49,174)	(5,806)	(5,203)	(10,335)	(3,523)	(5,370)	(79,411)
Cost of fuel	-	(133)	(2,563)	(40,764)	-	-	(43,460)
Other operational expenditures	(56,645)	(9,687)	(11,239)	(7,584)	(11,406)	(15,614)	(112,175)
Operational expenditure	(383,123)	(42,462)	(68,393)	(74,502)	(41,636)	(46,728)	(656,844)
Other operating income	11,036	2,670	4	199	30	229	14,168
Other operating expenses	(2,719)	(444)	(247)	(461)	(11)	-	(3,882)
Operating income	136,204	15,427	28,929	33,015	12,161	11,423	237,159
Share of income / (loss) in associates	(1)	-	-	-	-	184	183
Amortization and depreciation	49,174	5,806	5,203	10,335	3,523	5,370	79,411
Adjusted Ebitda	185,377	21,233	34,132	43,350	15,684	16,977	316,753
Construction services revenue	(74,636)	(517)	(14,935)	(2,902)	(75)	(2,489)	(95,554)
Construction services cost	74,511	517	14,935	2,817	75	1,717	94,572
Adjusted Ebitda excluding Construction Services	185,252	21,233	34,132	43,265	15,684	16,205	315,771

December 31, 2024
Current assets	242,657	66,824	42,502	70,306	64,789	54,069	541,147
Non-current assets	1,999,467	461,164	227,452	185,355	47,605	253,599	3,174,642
Capital Expenditure	155,747	2,610	36,479	17,514	4,164	19,170	235,684
Current liabilities	253,577	181,138	30,102	17,211	54,374	65,191	601,593
Non-current liabilities	846,196	704,842	62,821	-	4,282	124,224	1,742,365

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

Reconciliations

Adjusted EBITDA related to the reportable segments reconciles to operating income / (loss) as follows:

	For the three-month period ended June 30, 2025	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2025	For the six-month period ended June 30, 2024
Adjusted Ebitda - Total reportable segment	173,217	138,477	329,736	316,753
Share of loss in associates	(10)	(184)	(10)	(183)
Amortization and depreciation	(51,553)	(40,589)	(101,107)	(79,411)
Intrasegment Adjustments	28	(2)	28	-
Unallocated	(4,343)	(4,836)	(10,664)	(9,414)
Operating income	117,339	92,866	217,983	227,745

Revenue, operational expenditures, as well as total operating income / (loss) related to the reportable segments are reconciled below to the corresponding totals shown in these Consolidated financial statements. Additionally, other operating income / (loss) is reconciled to income for the period.

	For the three-month period ended June 30, 2025				For the three-month period ended June 30, 2024
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Revenue	479,232	(4,589)	2,170	476,813	418,305	(3,999)	1,942	416,248
Operational expenditure	(362,259)	4,617	(6,513)	(364,155)	(327,021)	3,997	(6,829)	(329,853)
Other operating income	6,959	-	-	6,959	7,414	-	51	7,465
Other operating expenses	(2,278)	-	-	(2,278)	(994)	-	-	(994)
Operating income / (loss)	121,654	28	(4,343)	117,339	97,704	(2)	(4,836)	92,866
Share of loss in associates	10	-	(681)	(671)	184	-	(231)	(47)
Financial income				18,089				17,566
Financial loss				(71,525)				(8,707)
Inflation adjustment				(1,676)				(1,572)
Income before income tax expense				61,556				100,106
Income tax				(10,072)				(45,629)
Income for the period				51,484				54,477

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

Reconciliations (Cont.)

	For the six-month period ended June 30, 2025				For the six-month period ended June 30, 2024
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Revenue	914,858	(8,987)	4,395	910,266	883,717	(7,564)	4,285	880,438
Operational expenditure	(692,702)	9,015	(15,059)	(698,746)	(656,844)	7,564	(13,750)	(663,030)
Other operating income	13,560	-	-	13,560	14,168	-	51	14,219
Other operating expenses	(7,097)	-	-	(7,097)	(3,882)	-	-	(3,882)
Operating income / (loss)	228,619	28	(10,664)	217,983	237,159	-	(9,414)	227,745
Share of loss in associates	10	-	(1,171)	(1,161)	183	-	(447)	(264)
Financial income				28,646				37,820
Financial loss				(113,715)				171,396
Inflation adjustment				(5,030)				(16,817)
Income before income tax expense				126,723				419,880
Income tax				(40,843)				(172,104)
Income for the period				85,880				247,776

Assets and liabilities related to the reportable segments reconcile to the corresponding totals shown in these Consolidated financial statements as follows:

	At June 30, 2025				At December 31, 2024
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Current assets	587,443	(141,015)	395,465	841,893	541,147	(92,626)	316,993	765,514
Non-current assets	3,232,811	(53,826)	314,138	3,493,123	3,174,642	(47,044)	288,338	3,415,936
Capital Expenditure	81,935	-	2	81,937	235,684	-	28	235,712
Current liabilities	600,630	(141,015)	107,227	566,842	601,593	(92,626)	94,763	603,730
Non-current liabilities	1,879,514	(53,826)	370,747	2,196,435	1,742,365	(47,044)	364,439	2,059,760

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4            Revenue

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Aeronautical revenue	222,910	193,693	451,461	431,774
Non-aeronautical revenue
Commercial revenue	209,169	171,410	382,735	350,311
Construction service revenue	41,619	50,142	71,445	95,554
Other revenue	3,115	1,003	4,625	2,799
	476,813	416,248	910,266	880,438
Timing of revenue recognition
Over time	369,999	324,179	711,096	694,563
At a point in time	30,511	23,691	50,698	45,455
Revenues from sub-concession of spaces	76,303	68,378	148,472	140,420
Revenue	476,813	416,248	910,266	880,438

5            Cost of services

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Salaries and social security contributions	(60,680)	(57,440)	(121,911)	(122,156)
Concession fees (1)	(54,067)	(47,344)	(107,875)	(103,724)
Amortization and depreciation (2)	(51,915)	(41,826)	(101,726)	(81,970)
Maintenance expenses	(45,768)	(41,491)	(90,730)	(75,755)
Construction services cost	(38,286)	(49,919)	(65,883)	(94,572)
Cost of fuel	(28,003)	(22,715)	(46,328)	(43,452)
Services and fees	(17,317)	(17,410)	(33,829)	(33,510)
Office expenses	(4,002)	(3,126)	(7,636)	(7,460)
Taxes	(1,412)	(939)	(2,667)	(2,394)
Others	(9,452)	(3,864)	(14,094)	(7,428)
	(310,902)	(286,074)	(592,679)	(572,421)

(1)	Includes depreciation for fixed concession assets fee of USD 4,782 for the three-month period ended June 30, 2025 (USD 4,791 for the three-month period ended June 30, 2024), and USD 9,598 for the six-month period ended June 30, 2025 (USD 10,426 for the six-month period ended June 30, 2024).
(2)	Includes depreciation of leases of USD 640 for the three-month period ended June 30, 2025 (USD 601 for the three-month period ended June 30, 2024), and USD 1,269 for the six-month period ended June 30, 2025 (USD 1,218 for the six-month period ended June 30, 2024).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

6            Selling, general and administrative expenses

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Taxes (1)	(14,451)	(12,868)	(30,647)	(28,920)
Salaries and social security contributions	(13,338)	(9,958)	(26,385)	(20,911)
Services and fees	(12,265)	(10,699)	(24,045)	(21,212)
Amortization and depreciation (2)	(2,609)	(1,757)	(5,146)	(3,511)
Office expenses	(2,648)	(2,153)	(5,045)	(3,688)
Maintenance expenses	(1,816)	(723)	(2,899)	(1,290)
Advertising	(1,371)	(1,646)	(2,041)	(2,336)
Insurance	(876)	(610)	(1,801)	(1,448)
Bad debts	(2,506)	(2,178)	(5,014)	(4,471)
Bad debts recovery	985	1,367	2,000	2,296
Other	(2,358)	(2,554)	(5,044)	(5,118)
	(53,253)	(43,779)	(106,067)	(90,609)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 217 for the three-month period ended June 30, 2025 (USD 195 for the three-month period ended June 30, 2024), and USD 405 for the six-month period ended June 30, 2025 (USD 393 for the six-month period ended on June 30, 2024).

7            Other operating income

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Government grants (1)	5,624	4,538	11,357	10,632
Government subsidies per Covid-19 context	720	-	720	-
Other	615	2,927	1,483	3,587
	6,959	7,465	13,560	14,219

(1)	Corresponds to government grants for the development of airport infrastructure in Group A, operated by Aeropuertos Argentina 2000 (“AA2000”), of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies related to these grants.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8            Financial results, net

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Interest income	8,769	12,782	17,058	31,304
Foreign exchange results	6,754	182	6,811	327
Other financial income	2,566	4,602	4,777	6,189
Financial income	18,089	17,566	28,646	37,820

Interest expense	(22,429)	(25,397)	(45,474)	(54,237)
Foreign exchange results (1)	(27,730)	40,758	(17,481)	278,881
Changes in liability for concessions (2)	(19,293)	(21,225)	(46,532)	(47,585)
Other financial loss	(2,073)	(2,843)	(4,228)	(5,663)
Financial loss	(71,525)	(8,707)	(113,715)	171,396

Inflation adjustment	(1,676)	(1,572)	(5,030)	(16,817)
Inflation adjustment	(1,676)	(1,572)	(5,030)	(16,817)
Net financial results	(55,112)	7,287	(90,099)	192,399

(1) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency borrowings in AA2000.

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9            Income tax

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Current income tax	(11,850)	(8,374)	(20,614)	(13,238)
Deferred income tax	1,778	(37,255)	(20,229)	(158,866)
	(10,072)	(45,629)	(40,843)	(172,104)

For the three and six-month period ended June 30, 2025, there is a lower effective tax rate compared with the same periods ended June 30, 2024, due to lower tax inflation adjustment in Argentina.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2025	5,402,300	8,788	23,843	5,434,931
Acquisitions	75,582	-	550	76,132
Disposals	-	-	(144)	(144)
Write-off	(8,772)	-	-	(8,772)
Transfers	1	-	(1)	-
Translation differences and inflation adjustment	125,687	1,110	2,848	129,645
	5,594,798	9,898	27,096	5,631,792
Depreciation
Accumulated at January 1, 2025	2,258,994	-	20,489	2,279,483
Depreciation of the period	109,072	-	416	109,488
Disposals	-	-	(95)	(95)
Write-off	(5,201)	-	-	(5,201)
Translation differences and inflation adjustment	33,663	-	2,550	36,213
	2,396,528	-	23,360	2,419,888
At June 30, 2025	3,198,270	9,898	3,736	3,211,904

Cost
Balances at January 1, 2024	4,153,428	9,293	24,661	4,187,382
Acquisitions	94,780	-	568	95,348
Disposals	(434)	-	(484)	(918)
Other	2,941	-	-	2,941
Translation differences and inflation adjustment	952,174	(248)	(905)	951,021
	5,202,889	9,045	23,840	5,235,774
Depreciation
Accumulated at January 1, 2024	1,645,013	-	21,404	1,666,417
Depreciation of the period	88,956	-	418	89,374
Disposals	(31)	-	(284)	(315)
Translation differences and inflation adjustment	389,592	-	(744)	388,848
	2,123,530	-	20,794	2,144,324
At June 30, 2024	3,079,359	9,045	3,046	3,091,450

Due to the good performance witnessed during 2024 and 2025 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the historical losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian cash-generating unit (“CGU”) (covering concession assets with a carrying value of USD 560.4 million as of June 30, 2025) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical data.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of June 30, 2025, and December 31, 2024, the recoverable amount of aforementioned CGU exceeded its carrying amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11            Cash and cash equivalents

	At June 30, 2025	At December 31, 2024
Cash to be deposited	303	540
Cash at banks	113,530	189,684
Time deposits	53,201	21,615
Other cash equivalents (1)	329,774	228,008
	496,808	439,847

(1)	Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly on the external credit ratings of the counterparties and low risk of changes in value.

As of June 30, 2025, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 5,184 (USD 4,621 as of December 31, 2024).

12            Borrowings

	At June 30, 2025	At December 31, 2024
Non-current
Bank and financial borrowings (**)	282,343	250,150
Notes (*)	736,071	778,218
Other	16,604	14,336
	1,035,018	1,042,704
Current
Bank and financial borrowings (**)	27,774	32,769
Notes (*)	76,037	81,845
Other	849	753
	104,660	115,367
Total Borrowings	1,139,678	1,158,071

Changes in borrowings during the period is as follows:

	For the six-month period ended June 30,
	2025	2024
Balances at the beginning of the period	1,158,071	1,333,237
Loans obtained	11,421	141,231
Loans repaid	(59,080)	(218,429)
Interest paid	(48,730)	(50,779)
Accrued interest for the period	44,372	52,195
Debt renegotiation expenses	(193)	(1,900)
Translation differences and inflation adjustment	33,817	(33,189)
Balances at the end of the period	1,139,678	1,222,366

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At June 30, 2025 (1)	188,987	221,924	685,894	449,741	1,546,546
At December 31, 2024 (1)	199,693	213,504	568,212	594,054	1,575,463

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which contains further information regarding borrowings.

(*) Notes include the following as of June 30, 2025:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	234.2
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	9.8
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	32.8
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.3
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	62.0
AA2000	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	56.0
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.0
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	18.0
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.6
Total							812.1

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

(*) Notes include the following as of December 31. 2024:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	237.2
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	10.4
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	44.5
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.1
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.7
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	61.4
AA2000	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	27.2
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.1
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	18.5
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.6
Total							860.1

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of June 30, 2025, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization (1)
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	BNDES	R$	Dec-2033	Variable	TJLP(2) plus spread	174.1	A
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.2	D
TCU S.A. (“TCU”)	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.6	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.6	D
TA	Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	114.0	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	6.8	B
Consorcio Aeropuertos	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	2.3	B
Internacionales S.A.	Banco Itaú	USD	Apr-2027	Fixed	3.80%	2.4
(“CAISA”)	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	3.6	D
Puerta del Sur S.A. (”PDS”)	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.25%	5.5	C
Total						310.1

(**) As of December 31, 2024, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization (1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(2) plus spread	157.7	A
Terminal Aeroportuaria de Guayaquil S.A (“TAGSA”)	Banco Guayaquil SA	USD	Feb-2026 (4)	Variable	T.R.E.(3) plus spread	2.4	D
	Banco Bolivariano CA	USD	Dec-2025(5)	Variable	T.R.E.(3) plus spread	1.8	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.3	D
TCU	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.7	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.8	D
TA	Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	90.7	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	3.9	B
CAISA	Banco Itaú	USD	Apr-2027	Fixed	3.80%	3.9
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	4.0	D
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.15%	6.5	C
Total						282.9

(1)	A - Secured/guaranteed.
B - Secured/unguaranteed.
C - Unsecured/guaranteed.
D - Unsecured/unguaranteed.
EUR - Euros.
R$ - Brazilian Reales.
(2)	TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate).
IPCA: corresponds to the Brazilian Consumer Price index.
(3)	T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate).
(4)	TAGSA prepaid the loan on February 20, 2025.
(5)	TAGSA prepaid the loan on March 20, 2025.

TA – Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti (the “Lenders”)

In June 2025, the Lenders disbursed an additional EUR 10.0 million (equivalent to USD 11.3 million) to be allocated for the investment plan of the Pisa airport.

PDS – Banco de la República Oriental del Uruguay (“BROU”)

In April 2025, the standby letter issued by Morgan Stanley Private Bank National Association securing this loan with BROU was reduced from USD 1.2 million to USD 0.9 million.

The Consolidated Financial Statements for the year ended December 31, 2024 includes a detail of the covenants related to Notes, bank and financial borrowings which mainly require the maintenance of certain financial ratios. As of June 30, 2025, the Company and its subsidiaries met the financial covenants under all outstanding financing.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities

	At June 30, 2025	At December 31, 2024
Non-current
Concession fee payable (1)	670,748	550,095
Advances from customers	8,855	8,584
Provisions for legal claims (4)	6,309	7,928
Provision for maintenance costs (2)	25,635	21,941
Other taxes payable	309	789
Employee benefit obligation (3)	4,060	3,885
Other liabilities with related parties (Note 16)	12,251	12,904
Other payables	14,229	15,286
	742,396	621,412

Current
Concession fee payable (1)	199,514	198,420
Other taxes payable	24,312	29,956
Salary payable	45,385	57,402
Other liabilities with related parties (Note 16)	3,989	2,146
Advances from customers	5,802	5,026
Provision for maintenance costs (2)	7,003	6,165
Expenses provisions	2,873	3,294
Provision for legal claims (4)	7,575	5,889
Other payables	28,839	40,288
	325,292	348,586

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At June 30, 2025 (*)	325,292	87,399	271,133	1,569,485	2,253,309
At December 31, 2024 (*)	348,586	84,662	265,716	1,335,332	2,034,296

(*) The amounts disclosed in the table are undiscounted cash flows.

(1) The most significant amounts included in the concession fee payable as of June 30, 2025 and December 31, 2024 relates to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and ICAB.

Changes in the period for fixed and variable concession fee payable are as follows:

	For the six-month period ended June 30,
	2025	2024
Balances at the beginning of the period	748,515	913,370
Financial result (*)	46,532	47,585
Other	(255)	2,764
Concession fees accrued	98,277	93,298
Re-equilibrium compensation	(793)	-
Payments	(115,918)	(107,715)
Translation differences and inflation adjustment	93,904	(116,855)
Balances at the end of the period	870,262	832,447

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

As of June 30, 2025 and December 31, 2024, 50% of the fixed concession fee to be paid with respect of 2021 by ICAB was pending as a re-scheduling of such fee had been requested. Even though the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the first instance rule was confirmed, granting ICAB the right to reschedule the 50% of 2021 fixed concession fee. The Brazilian ANAC appealed and the case remains pending as of June 30, 2025.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented an offer of court payment orders to the Ministry of Infrastructure in November 2022. In December 2022, the Ministry issued an official letter confirming that ICAB remained in compliance with its obligations, while the analysis of the payment of the balance due via court payment orders is pending.

(2)	Changes in the period of the provision for maintenance costs is as follows:

	For the six-month period ended June 30,
	2025	2024
Balances at the beginning of the period	28,106	27,042
Accrual of the period	2,336	2,229
Use of the provision	(1,499)	(1,109)
Translation differences and inflation adjustment	3,695	(857)
Balances at the end of the period	32,638	27,305

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the six-month period ended June 30,
	2025	2024
Balances at the beginning of the period	3,885	4,382
Actuarial loss (in other comprehensive income)	(159)	(119)
Service cost	259	247
Amounts paid in the period	(230)	(251)
Translation differences and inflation adjustment	305	(76)
Balances at the end of the period	4,060	4,183

(4)	Changes in the period of the provision for legal claims is as follows:

	For the six-month period ended June 30,
	2025	2024
Balances at the beginning of the period	13,817	14,265
Accrual of the period	474	996
Use of the provision	(1,430)	(1,245)
Translation differences and inflation adjustment	1,023	(1,076)
Balances at the end of the period	13,884	12,940

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14            Equity

a) Share capital, share premium and treasury shares

	At June 30,
Share capital	2025	2024
Balances at the beginning of the period	163,223	163,223
Capital increase (1)	1,996	-
Balances at the end of the period	165,219	163,223

	At June 30,
Share premium	2025	2024
Balances at the beginning of the period	183,430	183,430
Capital increase (1)	38,004	-
Balances at the end of the period	221,434	183,430

(1)            On May 28, 2025, CAAP increased its share capital by the amount of USD 1,996 through the issuance of 1,996,439 new shares having a nominal value of USD 1 each. These new shares were delivered in consideration for the 25% interest in CAI disclosed in Note 1. As a result of the issuance, the share capital of the Company increased from 163,223 to 165,219 shares. The share premium movement is determined by the difference in the nominal value and the amount determined legally for the subscription. This resulted in an increase of the share premium of the Company from USD 183,430 to USD 221,434.

	For the six-month period ended June 30,
	2025		2024
Treasury shares	Shares	USD	Shares	USD
Balances at the beginning of the period	2,132,325	4,094	2,251,123	4,322
Transfer of treasury shares to executives and key employees	-	-	-	-
Balances at the end of the period	2,132,325	4,094	2,251,123	4,322

In April 2023, USD 739 (equivalent to 77,938 shares) were assigned to employees to be delivered in shares. In April 2023 and August 2024, 23,381 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 222 each installment), while the remaining 31,176 shares (equivalent to USD 295.5) vested in May 2025 and deliverance thereof was pending as of June 30, 2025.

In November 2023, USD 340 (equivalent to 35,910 shares) were assigned to be delivered in shares. In November 2023 and August 2024, 10,773 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 102 each installment), while the remaining 14,364 shares (equivalent to USD 136.2) vested in May 2025 and deliverance thereof was pending as of June 30, 2025.

In August 2024, additional USD 1,279 (equivalent to 87,324 shares) were assigned to be delivered in shares. As of June 30, 2025, 26,197 shares (equivalent to USD 383.8) were delivered to the eligible executives and key employees, while 26,197 shares (equivalent to USD 383.8) vested in May 2025 and deliverance thereof was pending as of June 30, 2025. The remaining 34,930 shares (equivalent to USD 511.7) will vest in May 2026.

As of June 30, 2025, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14            Equity (Cont.)

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Cash flow hedge (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2025	(138,653)	529	(1,643)	(41,220)	268	63,402	(117,317)
Other comprehensive income / (loss) for the period	(11,355)	78	44	76	(29)	-	(11,186)
For the period ended June 30, 2025	(150,008)	607	(1,599)	(41,144)	239	63,402	(128,503)

Balances at January 1, 2024	(505,015)	532	-	(41,239)	(115)	63,402	(482,435)
Other comprehensive income / (loss) for the period	309,087	53	-	30	(12)	-	309,158
For the period ended June 30, 2024	(195,928)	585	-	(41,209)	(127)	63,402	(173,277)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations and cash flow hedge. The movement was recognized as other comprehensive income of other reserves.

c) Other reserves

The movements of Other reserves of the owners of the Company is as follows:

	For the six-month period ended June 30,
	2025	2024
Balances at the beginning of the period	(1,319,682)	(1,313,888)
Change in participation (1)	(17,639)	-
Fair value adjustment on equity issuance (2)	1,785	-
Share-based compensation reserve	405	321
Hedge reserve net of income tax	34	-
Remeasurement of defined benefit obligations net for income tax	59	41
Balances at the end of the period	(1,335,038)	(1,313,526)

(1)	Relates to the difference between the fair value of the consideration paid for the acquisition of non-controlling interest in CAI for USD 41,785 and the book value of the non-controlling interest, see Note 1 and Notes 14.a) and d).

(2)	Relates to the difference between the fair value and the subscription price of the newly issued shares, see Note 1 and Notes 14.a).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14            Equity (Cont.)

d) Non-controlling interest

The movements of the non- controlling interest is as follows:

	For the six-month period ended June 30,
	2025	2024
At the beginning of the period	148,686	78,929
(Loss) / income for the period	(2,706)	27,876
Other comprehensive (loss) / income
Currency translation	(11,997)	75,513
Remeasurement of defined benefit obligations	81	66
Cash flow hedge	186	-
Reserve for income tax	(64)	(16)
	(11,794)	75,563
Other changes in non-controlling interest
Changes in the participations –acquisitions (1)	(24,146)	-
Dividends approved (2)	(9,525)	(6,580)
Other	(1)	(8)
	(33,672)	(6,588)
Non-controlling interest at the end of the period	100,514	175,780

(1)	Relates to the carrying amount of the non-controlling interest in CAI (see Note 1 and Note 14.a).

(2)	As of June 30, 2025, in addition to the dividends approved during the period, the equivalent to USD 11,457 were paid to non-controlling interest corresponding to distributions approved in 2024 and pending of payment as of December 31, 2024.

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements are adequate based upon currently available information.

TA – Legal proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, on November 22, 2024, Nuove Iniziative Toscane (“NIT”) appealed the first instance ruling regarding the rejection of a claim made by NIT to TA. On April 9, 2025, the Appeal Court rejected NIT´s appeal, confirmed the ruling of the first instance and condemned NIT to pay TA the proceeding´s costs which amount to approximately EUR 0.1 million (equivalent to USD 0.1 million).

On May 23 2025, the parties reached a settlement under which TA renounced its right to claim the EUR 0.1 million (legal costs and related charges) from NIT, and NIT, in turn, waived its right to further challenge the Appeal Court’s decision before the Cassation Court. As a result, the claim is now considered fully and finally resolved.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

TAGSA - Tax proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, the Admission Chamber of the Constitutional Court of Ecuador rejected a claim from the Servicio de Rentas Internas del Ecuador against TAGSA, leading to the case being archived and returned to the original court. On April 22, 2025, the release of the guarantee of USD 0.5 million, associated with the claim was ordered.

Aeropuertos del Neuquén S.A. (“ANSA”) - Civil proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, ANSA has received a claim of USD 0.5 million from a supplier regarding an alleged breach of contract. On September 11, 2024, the trial court partially granted the claim. On April 28, 2025, the previously issued judgment was partially overturned, and ANSA was ordered to pay ARS 2.2 million, plus interest, with court costs to be shared equally. ANSA complied with the judgment and paid the total amount of ARS 12.2 million (equivalent to USD 0.01 million).

There are no other lawsuits or legal proceedings additional to the ones included in the Consolidated Financial Statements for the year ended December 31, 2024.

b. Commitments

CAAP - Guarantee

On May 6, 2025, a bank guarantee totaling EUR 1.2 million (equivalent to USD 1.3 million) was issued in favour of CAAP to support an offer made in connection with an airport concession tender. This guarantee will remain in full force until May 9, 2026.

CAAP - Preferred bidder to operate Abuja and Kano airports in Nigeria

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024 a consortium formed by CAAP, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company holds a 51% stake, was declared by the Federal Government of Nigeria as preferred bidder for the Abuja and Kano airports and cargo terminals concessions.

On April 7, 2025, the Federal Government of Nigeria discontinued the previous concession processes for four international airports (Lagos, Abuja, Kano, and Port Harcourt). The Government informed the Company that the concessions bidding process will be restructured and re-advertised. Considering the latest communication exchanges, the Company is assessing the impact of the decision communicated by the Government and the next steps in connection with the procedure. As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, the Nigerian companies created by the Consortium in anticipation of the operation of the Abuja and Kano concessions remained inactive. As of June 30, 2025, this condition remains unchanged.

Guarantees related to concession agreements

In April 2025, AA2000 increased the performance guarantee related to its concessions from ARS 26,419.0 million (approximately USD 21.9 million) as of December 31, 2024 to ARS 32,978.6 million (approximately USD 27.4 million) as of June 30, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Final settlement of accounts between ANAC and ACI do Brasil S.A. (“ACIB”)

As stated in Note 26. of the Consolidated Financial Statements as of December 31, 2024, the concession of the International Airport of São Gonçalo do Amarante was handed to a new concessionary. Related to this process, a final settlement of accounts between ANAC and ACIB is pending. On June 12, 2025, ANAC determined that R$ 7.6 million, equivalent to USD 1.4 million (which restated by the Brazilian IPCA as of June 30, 2025, amounts to R$ 8.8 million, equivalent to USD 1.6 million) is the outstanding credit to be paid to ACIB in connection with the return of the assets. As of June 30, 2025, this impact has not been recognized in these Condensed Consolidated Interim Financial Statements as it awaits the final resolution from both the Federal Court and the National Secretariat of Civil Aviation.

c. Restrictions to the distribution of profits and payment of dividends

As of June 30, 2025 and December 31, 2024, equity as defined under Luxembourg laws and regulations consisted of:

	At June 30, 2025	At December 31, 2024
Share capital	165,219	163,223
Share premium	221,434	183,430
Reserve for own shares	4,094	4,094
Legal reserve	10,017	7,419
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,934	1,353,934
Retained earnings	178,209	86,099
Total equity in accordance with Luxembourg law	2,311,817	2,177,109

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

On May 22, 2025, CAAP held its Annual General Meeting of Shareholders in Luxembourg, where the shareholders approved the Company’s financial statements as of December 31, 2024, and resolved to allocate USD 2,597,600.79, representing 5% of the profit generated during the 2024 financial year, to legal reserve. Luxembourg law requires this allocation until legal reserve equals 10% of the Company´s share capital.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies. Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At June 30, 2025	At December 31, 2024
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	2,576	2,379
Trade receivables with other related parties	3,226	2,734
Other receivables with other related parties	9,318	9,239
Other financial assets with associates	2,686	3,260
Other financial assets with other related parties (*)	65,746	44,637
Trade payables to associates	(4,429)	(1,123)
Trade payables to other related parties	(3,934)	(3,877)
	75,189	57,249
(b) Other liabilities
Other liabilities to associates (**)	(13,160)	(13,813)
Other liabilities to other related parties	(3,080)	(1,237)
	(16,240)	(15,050)
(c) Other balances
Cash and cash equivalents in other related parties	20,842	34,102
	20,842	34,102

(*) As of June 30, 2025, mainly includes a loan and time deposits to other related parties amounting to USD 15.1 million and USD 45.0 million respectively (USD 15.1 million and USD 25.0 million respectively as of December 31, 2024). As of June 30, 2025, the loan accrues interest at a fixed annual rate of 7.0% and matures in December 2025. Regarding the time deposits, approximately USD 5.0 million equivalent are denominated in Armenian Drams accruing interests at a fixed annual rate of 9.6%, maturing in August 2025, while the following time deposits are denominated in USD: USD 10.0 million accrues interests at a fixed annual rate of 5.0%, maturing in January 2027, USD 10.0 million accrues interests at a fixed annual rate of 4.5%, maturing in July 2027 and the remaining USD 20.0 million accrues interests at a fixed annual rate of 5.0%, maturing in February 2028.

The Group´s investments in Other financial assets with related parties are considered to be low-risk investments. The credit ratings of the issuers are monitored for credit deterioration. The Group has not experienced significant losses from those assets.

(**) As of June 30, 2025, and December 31, 2024, includes deferred income from associates.

Summary of transactions with related parties are:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Transactions
Aeronautical/Commercial revenue	7,436	6,460	14,219	13,530
Fees	(3,654)	(3,148)	(7,347)	(6,054)
Interest accruals	929	430	1,708	909
Acquisition of goods and services	(10,606)	(6,689)	(19,075)	(12,909)
Compensation to the Group’s key staff	(1,558)	(1,360)	(2,850)	(2,657)
Others	(850)	147	(1,643)	(796)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions (Cont.)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 3,615 as of June 30, 2025 (USD 4,677 as of December 31, 2024). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 3,556 as of June 30, 2025 (USD 3,298 as of June 30, 2024).

As mentioned in Note 22 of the audited Consolidated Financial Statements for the year ended December 31, 2024, certain guarantees related to financial liabilities have been received from PDS’s Chairman for an amount of USD 0.6 million.

17            Cash flow disclosures

	For the six-month period ended June 30,
	2025	2024
Changes in working capital
Other receivables and credits	(22,328)	(57,100)
Inventories	981	5,836
Other liabilities	(47,413)	(33,749)
	(68,760)	(85,013)

The most significant non-cash transactions are detailed below:

	For the six-month period ended June 30,
	2025	2024
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities or decrease in Other receivables	(3,480)	(3,202)
Property, plant and equipment acquisition with an increase in Other liabilities or decrease in Other receivables	(2,361)	(4,400)
Right-of-use asset initial recognition with an increase in Lease liabilities	(454)	(339)
Tax credit with an increase in Other liabilities	-	(6,887)
Income tax paid with tax certificates	(137)	(1,185)
Dividends not paid to non-controlling interests in subsidiaries	-	(8)
Additional acquisition in subsidiary through a share swap agreement of non-controlling interest (Note 1 and Note 14.d))	(40,000)	-

18            Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements as of December 31, 2024, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at June 30, 2025:

	Fair value	Carrying amount
Trust funds (1)	50,472	46,277
Long-term borrowings (2)	941,410	1,035,018

(1) It is included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

18            Fair value measurement of financial instruments (Cont.)

(2) Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value through other comprehensive income nor through profit or loss except for the fair value derivative disclosed in note 19, which is also valuated through calculations under Level 2 and Level 3 hierarchy.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

19            Financial risk factors

a)	Argentina economical context

As stated in Note 3A of the Consolidated Financial Statements as of December 31, 2024, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties. The estimated inflation rate for the six-month period ended June 30, 2025 was 15.3%, the devaluation of Argentinean pesos against the US Dollars in the same period was 16.8%. In April 2025, the Central Bank of Argentina implemented regulatory measures that eased access to the Mercado Único y Libre de Cambios (“MULC”). For legal entities, regulatory adjustments were introduced to streamline access to the MULC for the settlement of imports and other foreign exchange operations, although certain restrictions and specific compliance requirements remain in force.

b)	Interest rate risk

The Group’s interest rate risk principally arises from long-term borrowings (Note 12). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings:

	At June 30, 2025	At December 31, 2024
Fixed rate (*)	835,725	884,757
Variable rate	303,953	273,314
	1,139,678	1,158,071

(*) As of June 30, 2025, it includes USD 80.9 million of short-term borrowings (USD 86.2 million as of December 2024) and USD 754.4 million of long-term borrowings (USD 798.6 million as of December 31, 2024).

Regarding the loan facility lines of the financial agreement signed by TA (refer to Note 22 of the Consolidated Financial Statements for the year ended December 31, 2024 and Note 12 of these Condensed Consolidated Interim Financial Statements), the Company aims to mitigate the exposure to the interest rate fluctuations (Euribor) affecting cash flows. To achieve this, in July 2024, TA entered into interest rate swaps agreements with each Lender, establishing a fixed interest rate of 3.02%, effective until June 30, 2030. The notional amount being hedged corresponds to EUR 89.3 million (equivalent to USD 104.7 million) for the semi-annual interest payments until June 30, 2027, while for the interest payments from December 31, 2027 to June 30, 2030 it covers 75% of that principal.

As of June 30, 2025, the fair value of the derivatives stands at EUR 3.0 million (equivalent to USD 3.5 million), which, net of deferred tax, impacts Other comprehensive (loss)/income by EUR 0.2 million (equivalent to USD 0.2 million).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

20            Subsequent events

Dividend distributions

On August 7, 2025, TAGSA approved the distribution of dividends for USD 13.3 million, of which USD 6.6 million corresponds to non-controlling interests.

On August 18, 2025, AA2000 approved the distribution of dividends for USD 150 million, of which USD 22.5 million corresponds to non-controlling interests.